ITEM 77: Attachments

SUB-ITEM 77C: Submission of matters to a vote of security holders

Meeting of Shareholders:
A special meeting of the shareholders of RS Variable Products Trust (the Trust) was held on May 20, 2011. At the meeting, the shareholders of the Trust elected Judson Bergman, Kenneth R. Fitzsimmons, Jr., Anne M. Goggin, Christopher C. Melvin, Jr., Deanna
M. Mulligan, Gloria S. Nelund, Terry R. Otton, and John P. Rohal as trustees of the Trust.

Proposal to Elect Trustees:

Nominee		            Votes For	     Votes Against/Withheld
Judson Bergman	            264,351,869.410	    14,579,441.977
Kenneth R. Fitzsimmons, Jr. 264,417,319.717	    14,513,991.670
Anne M. Goggin		    265,496,967.524	    13,434,343.863
Christopher C. Melvin, Jr.  264,182,743.884	    14,748,567.503
Deanna M. Mulligan	    264,603,554.628	    14,327,756.759
Gloria S. Nelund	    265,607,677.552	    13,323,633.835
Terry R. Otton		    265,360,024.512	    13,571,286.875
John P. Rohal		    264,052,063.420	    14,879,247.967